Exhibit 23.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Amendment 1 to the Registration Statement No. 333-111338 of Perini Corporation on Form S-1 of our report dated March 21, 2003, (which report expresses an unqualified opinion and includes an explanatory paragraph concerning a retroactive change in presentation of the Company’s joint ventures in the consolidated balance sheets from the equity method to the proportionate consolidation method and the restatement of basic and diluted earnings per share for the year ended December 31, 2000) appearing in the Prospectus, which is part of such Registration Statement, and of our report dated March 21, 2003 relating to the financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the headings “Selected Historical Financial Data” and “Experts” in such Prospectus.

Boston, Massachusetts

February 5, 2004